Exhibit 99.4

CERTIFICATION PURSUANT TO RULE 13a-14(b) OR RULE 15d-14(b) AND 18 U.S.C. SECTION 1350

In connection with the Annual Report of Kingsway Financial Services Inc. (the "Company") on Form 40-F for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Shelly Gobin, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:
1.           the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.           the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Shelly Gobin
Shelly Gobin
Senior Vice President and Chief Financial Officer
March 27, 2009

A signed original of this written statement required by Section 906 has been provided to Kingsway Financial Services Inc. and will be retained by Kingsway Financial Services Inc. and furnished to the Securities and Exchange Commission or its staff upon request. This certification shall not be deemed “filed” for purposes of Section 18 of the Securities exchange Act of 1934, and shall not be incorporated by reference into any filling of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, irrespective of any general incorporation language contained in any such filing.

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